AB 12/15

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NOV 29 2010

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abacus Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N9673 Turke Lane
(No. and Street)

Watertown, (City) WI (State) 53094 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Hohensee (920) 206-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Fred Hohensee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abacus Investments, Inc., as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



DONNA VAILLANCOURT
NOTARY
PUBLIC
STATE OF WISCONSIN

Signature

President

Title

Notary Public Expires 3-16-2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

ABACUS INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2010

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Abacus Investments, Inc.

We have audited the accompanying statement of financial condition of Abacus Investments, Inc. as of September 30, 2010 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly in all material respects, the financial position of Abacus Investments, Inc. as of September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
October 24, 2010

ABACUS INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2010

ASSETS

Cash	$ 60,251
Receivable from broker/dealers	29,479
Receivable from shareholder	3,622
Other	323
TOTAL ASSETS	$ 93,675

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Commissions payable	$ 29,015
SHAREHOLDER'S EQUITY	
Common stock, $.01 par value; 9,000 shares authorized, 100 shares issued and outstanding	$ 1
Additional paid-in capital	38,746
Retained earnings	25,913
Total Shareholder's Equity	$ 64,660
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 93,675

The accompanying notes are an integral part of this financial statement.

ABACUS INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2010

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization – Abacus Investments, Inc. (the "Company") was incorporated in the state of Wisconsin on September 13, 1993. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Accounting Standards Codification - In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162". This standard establishes the FASB Standards Accounting Codification (Codification) as the source of authoritative accounting principles generally accepted in the United States of America (US GAAP) recognized by the FASB to be applied to nongovernmental agencies. The Codification supersedes all of the existing accounting and reporting standards, but is not intended to change or alter existing US GAAP. The Codification changes the references of financial standards within the Company's financial statements. All references made to US GAAP use the new Accounting Standards Codification ("ASC") and the Codification numbering system prescribed by the FASB. For ease of transition, the former references of referring to the specific accounting principles will be shown parenthetically.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

ABACUS INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2010

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company has adopted the subsequent events topic (formerly, FAS No. 165, "Subsequent Events"). This topic establishes principles and requirements for identifying, recognizing and disclosing subsequent events. It also requires that an entity identify the type of subsequent event as either recognized or unrecognized and disclose the date through which the entity has evaluated subsequent events. The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2010, the Company's net capital and required net capital were $58,991 and $5,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 49%.

NOTE 3 - FAIR VALUE MEASUREMENT

The fair value measurements and disclosures topic (formerly, FAS No. 157, "Fair Value Measurements") defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by this topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Included in Receivable from broker/dealers on the Statement of Financial Condition is $15,004 held at the Company's Clearing Broker/dealer that is invested in a security registered under the Investment Company Act of 1940. This security has been valued using Level 1 inputs. No valuation techniques have been applied to any other assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk. In addition, the Company's customers may sell securities they do not own (short sales) and therefore will be obligated to purchase such securities at a future date.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate the aforementioned transactions, as well as other transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/Dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/Dealer on the Company's behalf. The Company is required to maintain a deposit of $15,000 with the Clearing Broker/Dealer to assure the Company's performance under the agreement. The agreement terminates on October 2, 2011 and will be renewed for additional one-year terms unless written notification is provided by either party 45 days prior to the termination dates. Upon termination, the Company may be subject to termination fees not to exceed $10,000. In addition, the Company was subject to a monthly minimum clearing charge of $1,500, however, this minimum monthly charge has been waived for the remaining term of the agreement since the Company has paid over $36,000 in cumulative clearing charges.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 5 - RELATED PARTY TRANSACTIONS

Through common ownership and management, the Company is affiliated with Abacus Financial Services, Inc. (AFS), a registered investment advisor. The companies share office space, personnel and other services. AFS has paid virtually all overhead and operating expenses on the Company's behalf, except for commission expense, regulatory fees and certain other miscellaneous expenses. The Company has paid fees to AFS of $132,440 and those fees are allocated as follows in the statement of income:

Expense	Amount
Compensation and related expenses	$ 26,400
Occupancy	18,000
Other expenses	88,040
Total	$ 132,440

The sole shareholder of the Company has generated commission revenue but has not and will not receive any compensation for his commission production. In addition, this shareholder is also the sole shareholder of AFS and has provided office space for both Companies at a nominal charge.

ABACUS INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2010

NOTE 6 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's sole shareholder.

The Company's adoption of the income tax topic (formerly, FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109") on October 1, 2009 had no effect on its financial position as management believes the Company has no material unrecognized income tax benefits. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2006.